June 6, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Ricardo Figueiredo Bomeny
Chief Executive Officer
Av. Brasil
6431 - Bonesucesso
CEP 21040 -360
Rio de Janeiro, Brazil

RE:	Brazil Fast Food Corporation (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 000-23278

Dear Mr. Bomeny:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Business - Page 2

1. We note your discussion regarding the rescheduling of of debts "long overdue" by certain franchisees in your business section and note that franchisee receivables are material to your financial statements. Please tell us supplementally the amount of reserves that are recorded against these overdue receivables and provide us with your evaluation and conclusions that these amounts are realizable.


Liquidity and Capital Resources

Contractual Obligations - page 33

2. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.
If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise accordingly in future filings.

Financial Statements

Consolidated Statements of Operations - page F-5

3. We believe that your income statement format should comply more closely with the guidance set forth in Rule 5-03 of Regulation S-X.
Specifically, we would generally expect to see a total for net sales and gross revenues presented, as specified by Rule 5-03 (b) (1). Your various operating costs and expenses should follow. In this regard, it appears that certain of the charges currently classified outside of the caption "Total Store Costs and Expenses" are also associated with store-related activities. For example, it appears that the salaries of individuals who make decisions about opening, closing and restructuring your stores may not be considered in your presentation of "Store Operating Income." We believe that a format more comparable to the presentation on page 20 of your filing would be more appropriate. Finally, we would not expect the balances of the individual line items in your selected financial data to differ from your income statement balances. Please revise or advise.

Please note that we will not object if you wish to augment your MD&A to also include a separate discussion of the impact of your franchise operations where you believe the information would be appropriate to an understanding of your business.

* * * * *

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rob Perdue at (202) 551-3303 or Margery Reich, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.


								Sincerely,


								Joseph A. Foti
								Senior Assistant Chief
Accountant


Via facsimile:  Mr. Ricardo Figueiredo Bomeny, CEO & CFO

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Mr. Ricardo Figueiredo Bomeny
Brazil Fast Food Corporation
June 6, 2005
Page 1